Capitol Bancorp Center
200 Washington Square North
Lansing, Michigan  48933

February 23, 2011

Michael R. Clampitt, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:          Withdrawal Request of Capitol Bancorp Ltd.
Registration Statement on Form S-1
Filed January 10, 2011
File No. 333-171629

Dear Mr. Clampitt:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Capitol Bancorp Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-171629), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on January 10, 2011.

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.  The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.  The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Accordingly, the Registrant hereby respectfully requests that a consent to this withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.  Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at Capitol Bancorp Limited, Capitol Bancorp Center, 200 Washington Square North, Lansing, Michigan 48933, facsimile number 517.374.2576, with a copy to the Registrant’s counsel, Honigman Miller Schwartz and Cohn LLP, Attn: Phillip D. Torrence, 350 East Michigan Avenue, Suite 300, Kalamazoo, Michigan 49007, facsimile number 269.337.7703.  If you have any questions with respect to this matter, please contact Phillip D. Torrence of Honigman Miller Schwartz and Cohn LLP at 269.337.7702.  Thank you.

Sincerely,

/s/ Cristin K. Reid
Cristin K. Reid, Esq.
Corporate President